July 17, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports & Gaming Company
7000 W. Palmetto Road, Suite 210
Boca Raton, FL 33433

       Re: Simplicity Esports & Gaming Company
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed July 15, 2019
           File No. 333-228906

Dear Mr. Kaplan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1

General

1. Please include audited financial statements for the fiscal year ended May 31, 2019.
       Alternatively, please tell us how you meet each of the three conditions in Article 8-08(b)
       of Regulation S-X.
 Jed Kaplan
FirstName Esports & Gaming Company
Simplicity LastNameJed Kaplan
Comapany NameSimplicity Esports & Gaming Company
July 17, 2019
Page 2
July 17, 2019 Page 2
FirstName LastName
       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions you may have.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Transportation and Leisure
cc:      Laura Anthony, Esq.